UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Resignation of Chief Financial Officer and Secretary

Effective January 24, 2025, Gavin Jones resigned as the Chief Financial Officer of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), to pursue another opportunity. Mr. Jones will continue as the Company Secretary and will remain available to ensure an orderly transition.

Appointment of Interim Chief Financial Officer and Secretary

To fill the vacancy created by the resignation of Mr. Jones, on January 24, 2025, the board of directors of the Company appointed Frederico Figueira de Chaves, the Chief Strategy Officer and Head of Hydrogen Solutions and a director of the Company, as the Interim Chief Financial Officer of the Company, effective January 24, 2025.

Mr. Figueira de Chaves, 41, has been Chief Strategy Officer and Head of Hydrogen Solutions of the Company since November 2024 and as a director of the Company since June 2020. Mr. Figueira de Chaves was Chief Executive Officer of the Company from June 2023 to November 2024. Mr. Figueira de Chaves was Chief Financial Officer of the Company from June 2020 to June 2023. From 2006 to 2019, Mr. Figueira de Chaves held a number of senior positions at the Managing Director level at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, and Chief of Staff to UBS Group COO & Head of EMEA. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University.

There are no family relationships that exist between Mr. Figueira de Chaves and any directors or executive officers of the Company. In addition, there has been no transaction, nor is there any currently proposed transaction, between Mr. Figueira de Chaves and the Company that would require disclosure under Item 404(a) of Regulation S-K.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 27, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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